Eilenberg & Krause LLP

11 East 44th Street

New York, New York 10017

Telephone: (212) 986-9700

Facsimile: (212) 986-2399

June 11, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington DC 20549

Mail Stop 4720

Attention: Ms. Jennifer Riegel

Re:	Pro-Pharmaceuticals, Inc.

Post-Effective Amendment on Form S-1

Filed May 14, 2009

File No. 333-150898

Dear Ms. Riegel:

This letter is submitted on behalf of Pro-Pharmaceuticals, Inc. (the “Company”), in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding the Company’s Post-Effective Amendment No.1 on Form S-1 to Form S-3, Registration No. 333-150898, filed on May 14, 2009 (the “Registration Statement”). Today we are filing Post-Effective Amendment No. 2 to the Registration Statement with the Securities and Exchange Commission. The amended registration statement, which reflects the Company’s response to the comment contained in your letter of May 29, 2009, has been marked to show changes from the initial filing.

We have provided the text of the comment included in your letter for convenience purposes. We respond to the Staff’s comment as follows:

“We note that your post-effective amendment on Form S-1 includes a post-effective amendment to Form S-3 (333-148911). The Form S-3 (333-148911) filed on January 29, 2008 registered an unallocated primary shelf offering of up to $10,000,000 of shares of common stock, preferred stock, warrants and/or units. This Form S-3 did not register the resale of these securities. Since the resale offering of these securities has not yet been registered, it is impermissible to register this offering in a post-effective amendment. Please amend your filing to remove the post-effective amendment to Form S-3 (333-148911) seeking to register the resale offering.”

We have removed the alternate prospectus pages forming the post-effective amendment to Form S-3 (333-148911) seeking to register the resale offering. We have included new alternate prospectus pages (pages A-1 through A-3) for the prospectus to be included in the post-effective amendment to Form S-3 (333-148911) to cover the ongoing offering by the Company of the shares underlying the warrants sold in the registered February 2008 offering pursuant to that Form S-3 (333-148911).

Please do not hesitate to contact the undersigned with any questions you might have on the new amendment.

Very truly yours,

/s/    Ted Chastain

Ted Chastain